UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

National Securities Market Commission

C/Edison 4

28006 - Madrid

Abengoa, S.A. (“Abengoa”), in compliance with the provisions of article 82 of the Securities Market Act, hereby notifies the following

Relevant Fact

On October 3, 2011 the Company’s Board of Directors resolved, among other matters, to issue four million twenty thousand one hundred and twenty four (4,020,124) Class B shares warrants (which were later adjusted up to the current twenty million seven hundred and nine thousand seven hundred and thirty Class B shares warrants (20,709,730)) which recognized its owner, among other rights and until the fifth anniversary of their issuance date, that is to say, until November 4, 2016, the right to  subscribe one Class B share of the Company per each Class B share warrant held through payment of its face value of one euro cent (€0.01) (the “Class B Warrants”).

On September 25, 2015, the registered owner of all existing Class B Warrants, as per the register held by the Company for such purposes, informed Abengoa of the exercise of all existing Class B Warrants, twenty million seven hundred and nine thousand seven hundred and thirty (20,709,730) Class B Warrants).

Consequently, on October 1, 2015 a deed of share capital increase was executed in order to formalize the total execution of the share capital increase approved to attend the exercise of the twenty million seven hundred and nine thousand seven hundred and thirty (20,709,730) Class B Warrants, for an amount of two hundred and seven thousand ninety seven euros with thirty euro cents (€207,097.3) through the issuance of twenty million seven hundred and nine thousand seven hundred and thirty (20,709,730) Class B shares of the Company of one euro cent (€0.01) of face value each, of the same class and series as the existing ones and represented through account annotations, granting its title owner the same rights and obligations as the existing Class B shares, which were fully subscribed and paid up by the owner of the Class B Warrants (the “New Class B Shares”).

Having filed the relevant requests with the Governing Corporations of the Stock Exchanges of Madrid and Barcelona (the “Stock Exchanges”) and with the National Securities Market Commission (the “CNMV”), the CNMV has confirmed compliance with the requirements for admission to trading on the Stock Exchanges of Madrid and Barcelona, which are planning to admit the New Class B Shares for trading on the date hereof.

Seville, October 16 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 16 October 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary